July 11, 2025

Paulo Bonifacio
Chief Executive Officer
BRB Foods Inc.
Rua Doutor Eduardo de Souza Aranha
387     Conjunto 151
Sao Paulo, SP, Brazil 04543-121

       Re: BRB Foods Inc.
           Amendment No. 11 to Registration Statement on Form S-1
           File No. 333-276557
           Filed on July 1, 2025
Dear Paulo Bonifacio:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 2, 2025 letter.

Amendment No. 11 to Registration Statement on Form S-1
Summary, page 4

1. We note your response to our prior comment 6. Please update your Summary section to reflect the updates made to the discussion of your strategic planning.
Risk Factors, page 11

2.     We note your response to our prior comment 3 and partially reissue.
Where you
       discuss market share, customers and vendors, revise to specifically address any challenges associated with the suspension of sales and the obstacles you could face when you attempt to reenter the market. We note risk factors regarding customer and vendor reliance on pages 13 and 14, respectively.
 July 11, 2025
Page 2

Use of Proceeds, page 41

3. We note your disclosure that you intend to use up to 10% of the net proceeds for
       "potential strategic investments in unaffiliated entities or joint ventures." Please provide the information required by Instruction 6 to Item 504 of Regulation S-K.
Unaudited Consolidated Financial Statements for the Three Months Ended March 31, 2025,
page F-2

4.     Please revise to clearly label the interim financial statements as
unaudited.    Include
       that label on each of the primary financial statements and the first page of the notes to financial statements. In addition, correct the footnote at the bottom of pages F-2 through F-7 to state that the notes are an integral part of these unaudited consolidated financial statements.
5. Please revise to label each column of the corrected financial information as "restated"
       as appropriate throughout the filing, including in the interim financial statements. For example, on the interim balance sheet on page F-2, the column for the year ended
       December 31, 2024 should be marked as "restated." Additionally, please include all disclosures required by ASC 250-10-50-7.
6. We note your response to our prior comment 14 and revised disclosures for the related restatement. However we note from your disclosure in the notes to the financial statements that the deferred offering costs related to legal and consulting services of
       $1,025,195 are currently presented as amortizable intangible assets as of March 31,
       2025 and December 31, 2024 and 2023. Please revise to appropriately describe and classify these deferred offering costs. The comment applies to both sets of the financial statements.
Statement of Changes to Shareholders' Equity, page F-5

7.     We note that your Statement of Changes to Shareholders    Equity
includes a
       rollforward of the year ended December 31, 2024 and the period ended March 31,
       2025. In accordance with Rule 8-03(a)(5) and Rule 3-04 of Regulation S-X, please revise to include a rollforward of the comparative year-to-date period which would reflect the activity during the time between December 31, 2023 and March 31, 2024.
Audited Financial Statements for the Year Ended December 31, 2024
Notes to the Audited Financial Statements
Note 4. Main Accounting Practices
Consolidated Financial Statements Restated, page F-47

8. We note your disclosure that you have updated the disclosures and footnotes related to intangible assets regards to financial statements of fiscal year ended as of
       December 31, 2024 and 2023, and recorded a GAAP adjustment of USD
1,166,238
       and USD 1,140,815 respectively. Please revise to include all disclosures required by
       ASC 250-10-50-7. This guidance includes disclosure of the amount of the adjustment for each financial statement line item that was affected in the restatement as well as loss per share amounts, and should be shown for both 2024 and 2023. Please revise accordingly.
 July 11, 2025
Page 3

Part II
Item 16. Exhibits and Financial Statement Schedules., page II-3

9.     We note that you have redacted information from Exhibits 10.1, 10.2,
10.3 and 10.4,
       but that the identification key you provide on page II-4 does not indicate that these exhibits contain redactions. Please revise.
       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Mitchell Lampert